EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation
INTL Trading, Inc. (Formerly known as INTLTRADER.COM, INC.)	Florida
INTL Assets, Inc. (Formerly known as International Asset Management Corp.)	Florida
IAHC Bermuda, Ltd. (Formerly known as Offshoretrader.com Ltd.)	Bermuda